Exhibit 4.(a).28

Unofficial Translation
[State Emblem]

The State of Israel
Ministry of Communications

General License for Partner Communications Ltd. for the Provision of
Mobile Radio Telephone (MRT) Services using the Cellular Method

Amendment No. 51

By virtue of the powers of the Minister of Communications under Article 4 (e) of the Communications Law (Telecommunications and Broadcasts), 5742-1982, that have been delegated to us, by all our other powers under any law and after having given Partner Communications Company Ltd. (hereinafter: “Partner”) the opportunity to present their arguments regarding this matter, we hereby amend the General License for the provision of mobile radio telephone (MRT) services using the cellular method granted to Partner on 7 April 1998,  as follows:

Addition of Article 64A

1.           After Article 64 shall come:

"64A	Grant of a Benefit to a Subscriber

64A.1
The Licensee shall not link any benefit for MRT services it provides to a subscriber, including a credit, discount, special tariff plan, basket of services etc, (hereinafter in this section – "the Benefit"),  to the fact that the MRT handset held by the subscriber was purchased, rented or received from the Licensee or from another dealer on its behalf. In this regard, the Licensee shall offer the same Benefit it offers when a subscriber purchases or rents from it a certain model of an MRT handset to any subscriber that uses an MRT handset similar to the said model as far as its characteristics and that will be given to the subscriber during a period of no less than the period for which a monetary credit is given to a subscriber that purchases a handset from the Licensee, and in accordance with the following rules:

(a)
If the model of the handset held by the subscriber is identical the model marketed by the Licensee at the time that the subscriber approaches the Licensee, the Licensee shall offer the subscriber the same Benefit to the one it give to a person that purchases that model from it, based on a Purchase Confirmation that the subscriber will provide;

(b)
If the model of the handset held by the subscriber is not marketed by the Licensee at the time that the subscriber approaches the Licensee, the Licensee shall offer the subscriber a Benefit  in accordance with the Handset Classification of the handset determined by the Licensee in advance and based on a Purchase Confirmation that the subscriber will provide;

In this sub-section-

"Handset Classification-" the division of the models of handsets that are not marketed by the Licensee to no more than six types, and the determination of the level and conditions of the Benefit that will be given in regard to each type; and this will be in accordance with the level and conditions of the Benefit that the Licensee provides in regard to the handset models that it markets, that are handset models with similar characteristics;

(c)
At the time of calculation of the period during which the Benefit will be given in accordance with sub-sections (a) or (b), the Licensee shall be entitled to take into account the date on which the handset was purchased by the subscriber, as it appears in the Purchase Confirmation.

In this section- "Purchase Confirmation"- any confirmation that indicates the purchase of the handset, that includes among other things, the date of the purchase and the price that was paid.

64A.2	The Licensee shall present on its internet website updated information regarding the Handset Classification that it does".

Commencement

2.            This amendment shall be effective as of 1.11.2009

(28 July 2009)

(sgd) Eden Bar Tal, Adv. Director-General	(sgd) Zeev Raz Temporary Senior Deputy Director-General Engineering and Licensing